UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

CSW Industrials, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

126402 10 6
(CUSIP Number)

July 17, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 126402 10 6

1	NAME OF REPORTING PERSON Newtyn Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 873,800
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 873,800
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 873,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 126402 10 6

1	NAME OF REPORTING PERSON Newtyn TE Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 411,200
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 411,200
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 411,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 126402 10 6

1	NAME OF REPORTING PERSON Newtyn Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,285,000
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,285,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,285,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 126402 10 6

1	NAME OF REPORTING PERSON Newtyn Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,285,000
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,285,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,285,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 126402 10 6

1	NAME OF REPORTING PERSON Ledo Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,285,000
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,285,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,285,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 126402 10 6

1	NAME OF REPORTING PERSON Noah Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 609
	6	SHARED VOTING POWER 1,285,000
	7	SOLE DISPOSITIVE POWER 609
	8	SHARED DISPOSITIVE POWER 1,285,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,285,609
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 126402 10 6

Item 1.
(a)           Name of Issuer

CSW Industrials, Inc., a Delaware corporation (the “Issuer”)

(b)           Address of Issuer’s Principal Executive Offices

400 Lyndon B. Johnson Freeway, Suite 1300, Dallas, Texas 75240

Item 2.

(a)           Name of Person Filing

This report on Schedule 13G is filed by:

(i)	Newtyn Partners, LP, a Delaware limited partnership (“NP”), with respect to the Shares directly and beneficially owned by it;

(ii)	Newtyn TE Partners, LP, a Delaware limited partnership (“NTE”), with respect to the Shares directly and beneficially owned by it;

(iii)	Newtyn Management, LLC, a New York limited liability company (“NM”), as the investment manager of NP and NTE;

(iv)	Newtyn Capital Partners, LP, a Delaware limited partnership (“NCP”), as the general partner to each of NP and NTE;

(v)	Ledo Capital, LLC, a New York limited liability company (“Ledo”), as the general partner to NCP; and

(vi)	Noah Levy, as managing member to NM.

NM, as the investment manager to each of NP and NTE, may be deemed the beneficial owner of the (i) 873,800 shares of Common Stock, par value $0.01 per share (the “Shares”) owned by NP and (ii) 411,200 Shares owned by NTE. NCP, as the general partner to each of NP and NTE, may be deemed the beneficial owner of the (i) 873,800 Shares owned by NP and (ii) 411,200 Shares owned by NTE. Ledo, as the general partner to NCP, may be deemed the beneficial owner of the (i) 873,800 Shares owned by NP and (ii) 411,200 Shares owned by NTE. Mr. Levy, as managing member to NM, may be deemed the beneficial owner of the (i) 873,800 Shares owned by NP and (ii) 411,200 Shares owned by NTE.

(b)           Address of the Principal Office or, if none, residence

405 Park Avenue, Suite 1104, New York, New York 10022

(c)           Citizenship

See 2(a). Mr. Levy is a citizen of the United States of America.

(d)           Title of Class of Securities

Common Stock, par value $.01 per share

CUSIP NO. 126402 10 6

(e)           CUSIP Number

126402 10 6

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of the close of business on July 22, 2016. The aggregate percentage of Shares reported owned by each person named herein is based upon 15,718,188 Shares outstanding, as of June 20, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on July 6, 2016.

I.	NP

(a)	Amount beneficially owned:

873,800 Shares

(b)	Percent of class:

Approximately 5.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

873,800 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

873,800 Shares

II.	NTE

(a)	Amount beneficially owned:

411,200 Shares

(b)	Percent of class:

Approximately 2.6%

CUSIP NO. 126402 10 6

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

411,200 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

411,200 Shares

III.	NM as the investment manager to each of NP and NTE, may be deemed the beneficial owner of the (i) 873,800 Shares owned by NP and (ii) 411,200 Shares owned by NTE

(a)	Amount beneficially owned:

1,285,000 Shares

(b)	Percent of class:

Approximately 8.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

1,285,000 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

1,285,000 Shares

CUSIP NO. 126402 10 6

IV.	NCP as the general partner to each of NP and NTE, may be deemed the beneficial owner of the (i) 873,800 Shares owned by NP and (ii) 411,200 Shares owned by NTE

(a)	Amount beneficially owned:

1,285,000 Shares

(b)	Percent of class:

Approximately 8.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

1,285,000 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

1,285,000 Shares

V.	Ledo, as the general partner to NCP, may be deemed the beneficial owner of the (i) 873,800 Shares owned by NP and (ii) 411,200 Shares owned by NTE

(a)	Amount beneficially owned:

1,285,000 Shares

(b)	Percent of class:

Approximately 8.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

1,285,000 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

CUSIP NO. 126402 10 6

(iv)	Shared power to dispose or to direct the disposition of

1,285,000  Shares

VI.	Mr. Levy, as managing member to NM, may be deemed the beneficial owner of the (i) 873,800 Shares owned by NP and (ii) 411,200 Shares owned by NTE. In addition, Mr. Levy directly owns 609 Shares

(a)	Amount beneficially owned:

1,285,609 Shares

(b)	Percent of class:

Approximately 8.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

609 Shares

(ii)	Shared power to vote or to direct the vote

1,285,000 Shares

(iii)	Sole power to dispose or to direct the disposition of

609 Shares

(iv)	Shared power to dispose or to direct the disposition of

1,285,000  Shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

CUSIP NO. 126402 10 6

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 126402 10 6

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 25, 2016

Newtyn Partners, LP

By:	Newtyn Management, LLC Investment Manager

By:	/s/ Eugene Dozortsev
	Name:	Eugene Dozortsev
	Title:	Authorized Signatory

Newtyn TE Partners, LP

By:	Newtyn Management, LLC Investment Manager

By:	/s/ Eugene Dozortsev
	Name:	Eugene Dozortsev
	Title:	Authorized Signatory

Newtyn Management, LLC

By:	/s/ Eugene Dozortsev
	Name:	Eugene Dozortsev
	Title:	Authorized Signatory

Newtyn Capital Partners, LP

By:	Ledo Capital, LLC General Partner

By:	/s/ Eugene Dozortsev
	Name:	Eugene Dozortsev
	Title:	Authorized Signatory

Ledo Capital, LLC

By:	/s/ Eugene Dozortsev
	Name:	Eugene Dozortsev
	Title:	Authorized Signatory

/s/ Noah Levy
Noah Levy